[WLRK Letterhead]

October 10, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Radio Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 24, 2017

Response Dated September 29, 2017

File No. 333-217279

Dear Mr. Spirgel:

On behalf of CBS Radio Inc. (“CBS Radio”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Amendment No. 3 to CBS Radio’s Registration Statement on Form S-4/S-1 filed with the Commission on August 24, 2017 (the “Registration Statement”), contained in your letter dated October 5, 2017 (the “Comment Letter”), we submit this letter containing CBS Radio’s response to the Comment Letter. The response relating to Entercom Communications Corp. (“Entercom”) has been provided to CBS Radio by Entercom and/or its counsel. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 4”) on the date hereof.

The response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter. For your convenience, we have set out the text in bold of the comment from the Comment Letter followed by our response. Page numbers referenced in the response refer to page numbers in Amendment No. 4.

Impairment of Goodwill and FCC Licenses, page 140

1.	We note you disclose that the perpetual nominal growth rate used to calculate the residual value of CBS Radio’s FCC licenses was 1% which was the projected long-range inflation rate in the United States. In this regard, please disclose why it was appropriate to use such growth rate (or at all) and your underlying assumptions, despite CBS Radio’s negative growth in its existing markets. Include in your disclosure how the values of the FCC licenses would be impacted if you assumed zero growth.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 140 of Amendment No. 4 to clarify that the perpetual nominal growth rate of 1% used to calculate the residual value of CBS Radio’s FCC licenses was based on third-party, long-term projections for the radio industry. This projected growth rate is lower than the projected long-range inflation rate in the United States of approximately 2%. In response to the Staff’s comment, the disclosure was also revised to include the impact on the carrying value of FCC licenses of a 100 basis point decrease to the perpetual nominal growth rate to zero.

*    *    *    *    *    *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com or my colleague Marshall P. Shaffer at (212) 403-1368 or by email at mpshaffer@wlrk.com.

Sincerely,

/s/ David E. Shapiro David E. Shapiro, Esq.

cc:	Lawrence P. Tu, CBS Corporation

Jo Ann Haller, CBS Radio Inc.

Andrew P. Sutor, IV, Entercom Communications Corp.

Zachary A. Judd, Roderick O. Branch and Mark D. Gerstein, Latham & Watkins LLP